Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

May 15, 2013

Mr. Michael Kosoff

Insured Investments Office

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Transamerica Advisors Life Insurance Company
Form S-3 Pre-Effective Amendment No. 2
File No. 333-185576

Dear Mr. Kosoff:

This letter responds to comments that you provided with respect to the Pre-Effective Amendment No. 2 of the above-referenced registration statement on Form S-3 of Transamerica Advisors Life Insurance Company (“TALIC” or “we”). For your convenience, I have restated your comments below, and followed each comment with our response.

Comments:

1.	Fee Table – Please clarify that the dash means that the option is not available.

Response: We have added NA in the Fee Table rather than dashes.

2.	Fee Table – Please note that the fees can increase up to the maximum somewhere in the Fee Table as well as stating it on page 60 .

Response: We have complied with the comment. Please see page 6.

3.	Website – Please confirm that the investor website will be up and running prior to the product launching.

Response: The investor website will be available prior to launch.

Very truly yours,

/s/ Darin D. Smith

Darin D. Smith

Managing Assistant General Counsel

Enclosures